VIA EDGAR

October 11, 2022

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attn: Sasha Parikh & Tracie Mariner
Office of Life Sciences

RE: Hims & Hers Health, Inc.
Form 10-K for the Year Ended December 31, 2021
Filed February 24, 2022
File No. 001-38986

Dear Mses. Parikh and Mariner:

We are writing in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 27, 2022, to Mr. Oluyemi Okupe, Chief Financial Officer of Hims & Hers Health, Inc. (the “Company”), containing a comment with respect to the Company’s above referenced filing. For convenience, we have included our response below, preceded by the exact text of the Staff’s comment.

Form 10-K for the Year Ended December 31, 2021
Results of Operations
Comparisons for the years ended December 31, 2021, 2020, and 2019, page 55

1.Staff’s comment: We noted various lines of products listed on your websites such as hair care, skin care, mental health, sexual health, and primary care. We also noted your discussion of core and emerging categories in your second quarter 2022 earnings call. Please provide the disclosures required by ASC 280-10-50-40 in future filings, and provide us with your proposed revised disclosures in your response. If providing the information is impracticable, please disclose that fact in future filings.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company considers and follows ASC 280-10-50-40 when preparing its financial statements. ASC 280-10-50-40 requires a public entity to “report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.”

While the Company notes that ASC 280 does not define “similar” products and services, the Company believes that the product lines and services sold by the Company or purchased through its digital platform (collectively, “Company Products and Services”), including those listed on its website and discussed in its second quarter 2022 earnings call, as noted in the Staff’s comment, constitute a group of similar products and services based on the facts and circumstances of the Company. In reaching this conclusion, the Company considers the nature of Company Products and Services, the type or class of customer for Company Products and Services, the methods used to distribute such Company Products and provide such Company Services, the nature of the production processes applicable to Company Products, the economic characteristics of Company Products and Services, and the nature of the regulatory environment applicable to Company Products and Services.

Company Products and Services are all direct-to-consumer and part of a holistic solution designed for customers who share a common motivation to improve their health and wellness. All Company Products and Services are intended to address the health and wellness market, and are all available to customers through the Company’s online digital platform.

Hims & Hers Health, Inc | 2269 Chestnut Street, #523 | San Francisco, CA 94123

Whether a customer is seeking an online consultation with a healthcare provider, a prescription product, and/or a non-prescription product, the customer can access these products and services through the Company’s platform, which uses a single customer experience model, no matter the Company Product or Service sought. All healthcare providers offering clinical services through the Company’s platform do so using uniform tools, leveraging the technology and back-end infrastructure of the platform to offer treatment. In addition, various Company Products and Services are frequently purchased in “bundles” for which a customer sees and pays a single price, reflecting the interconnected nature of Company Products and Services. For example, a subscription that includes a prescription-based product requires the customer to pay a single subscription price, which includes both the prescription product as well as healthcare provider services made available through the Company’s platform. Customers are also able to bundle multiple Company Products into a single subscription with a single subscription price.

Company Products and Services also feature a lower-cost consumer price point to expand access and affordability consistent with the Company’s mission, and are all offered on a cash basis to customers (the Company does not accept third-party insurance). Moreover, Company Products share a common production and distribution process whereby they are primarily manufactured using contract manufacturers and are distributed and shipped in a similar manner through a common carrier to the Company’s customers.

As Company Products are all direct-to-consumer within the health and wellness industry, they are all subject to heightened regulatory requirements including oversight by consumer product quality regulators such as the Food & Drug Administration and/or the Consumer Product Safety Commission. Further, as Company Services are all healthcare provider services made available through the Company’s platform, such services are also subject to heightened regulatory requirements including oversight by State and local medical boards.

In light of the above-described similarities, the Company considers its disclosure of revenue for all products and services in the aggregate to meet the requirements of ASC 280-10-50-40. The Company will continue to monitor and consider the financial statement impact for the requirements of ASC 280-10-50-40 as the Company grows and introduces new product and service offerings.

We believe that the foregoing is fully responsive to the comment letter. Please direct any further questions or comments to the undersigned.

Sincerely,

/s/ Oluyemi Okupe
Oluyemi Okupe
Chief Financial Officer

Hims & Hers Health, Inc | 2269 Chestnut Street, #523 | San Francisco, CA 94123